FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-49596

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UBS Fund Services (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 State House Square
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Earl Lafontant	201-3528336	earl.lafontant@ubs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EY, Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	IL	60606-1787
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Earl Lafontant_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __UBS Fund Services (USA) LLC_____, as of __February 25_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __FINOP Officer_____



JAMAL H. MARJI
Notary Public, State of New York
No. 01MA4999983
Qualified in Westchester County.
Term Expires Aug. 3, 2022

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UBS Fund Services (USA) LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2021

Contents



Ernst & Young LLP
One Manhattan West,
401 Ninth Avenue
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and President of UBS Fund Services (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but were unable to determine the specific year.

February 25, 2022

A member firm of Ernst & Young Global Limited

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	156,522
Prepaid expenses		42,372
FINRA deposits		4,431
Total assets	$	203,325

Liabilities and member's capital

Liabilities:

Accrued expenses	$	4,059
Total liabilities		4,059
Member's capital		199,266
Total liabilities and member's capital	$	203,325

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2021

Revenues		
Allocated registered representatives revenue – Realty	$	2,100,810
Service fee income – Realty		150,000
Total revenues		2,250,810
Expenses		
Allocated registered representatives costs – Realty		2,100,810
Registration fees		52,265
Professional fees		39,405
General and administrative expenses		17,365
Total expenses		2,209,845
Net income	$	40,965

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2021

Balance at January 1, 2021	$	195,012
Net income		40,965
Dividend paid		(36,711)
Balance at December 31, 2021	$	199,266

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	40,965
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
(Increase)/decrease in operating assets:		
Prepaid expenses		3,355
FINRA deposits		(766)
Increase/(decrease) in operating liabilities:		
Accrued expenses		(31)
Net cash provided by operating activities		43,523
Cash flows from financing activities		
Dividend paid		(36,711)
Net cash used in financing activities		(36,711)
Net increase in cash		6,812
Cash at beginning of year		149,710
Cash at end of year	$	156,522

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2021

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is primarily engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 100% member interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial condition (see Note 3).

UBS Americas Inc. (UBS Americas), a Delaware corporation, holds a 100% member interest in Realty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The negative effects of the COVID-19 crisis on our financial and capital positions remained limited in 2021, despite the uncertainties caused by the pandemic. The Omicron variant continues to spread in many countries, and there is uncertainty about when restrictions introduced in many countries will be eased. We maintained a strong capital and liquidity position in the face of the COVID-19 pandemic.

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Allocated registered representatives revenue represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 3 for further detail.

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 and it includes only those contracts with customers that are in scope of ASC Topic 606, *Revenue from Contracts with Customers.*

Disaggregation of Revenue from Contracts with Customers

Service fee income - Realty	$	150,000
Total	$	150,000

Income Taxes

Fund Services is treated as a disregarded entity for federal, state and local income tax purposes. As such, Fund Services does not provide for or pay any U.S. federal or state income taxes. All income, expense, gain or loss of Fund Services flows through to UBS Americas.

Accounting Developments

There are no recent accounting pronouncements that affect Fund Services.

3. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $150,000 or a fee based on quarterly deposits into sponsored funds. For the year ended December 31, 2021, the $150,000 of service fee income included in the accompanying statement of operations was earned from Realty under the Agreement.

3. Related-Party Transactions (continued)

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to allocate revenues to Fund Services in an amount equal to these costs. The costs include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses. For the year ended December 31, 2021, $2,100,810 is included in the allocated registered representatives costs – Realty on the statement of operations.

4. Dividend

The Board of Directors of Realty declared a dividend on July 15, 2021 for the amount of $36,711. The dividend was paid to Realty on August 16, 2021.

5. Net Capital Requirements

Fund Services is a Non-Covered Firm pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. As of December 31, 2021, Fund Services' net capital, as defined, was $152,463, which exceeded the minimum net capital required by $147,463. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Contingencies

At various times, Fund Services may be named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of Fund Services, any such actions will be resolved with no material adverse effect on Fund Services' financial statements taken as a whole.

7. Subsequent Events

Fund Services has evaluated its subsequent event disclosure through February 25, 2022, the date that Fund Services' financial statements were issued, and has determined there are no material events that occurred during that period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2021.

Supplementary Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2021

Member's capital	$	199,266
Less non-allowable assets:		
Prepaid expenses		(42,372)
FINRA deposits		(4,431)
		(46,803)
Net capital	$	152,463
Aggregate indebtedness	$	4,059
Net capital requirement (greater of $5,000 or 6 2/3% of		
aggregate indebtedness of $4,059)	$	5,000
Excess net capital	$	147,463

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in Fund Services' December 31, 2021, unaudited amended Part IIA FOCUS Report, as refiled on February 24, 2022.

UBS Fund Services (USA) LLC

Schedule II

Computation for Determination of PAB Account and Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act
of 1934 and Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act
of 1934

December 31, 2021

Fund Services is characterized as a Non- Covered Firm and covered by SEC's guidance set forth
in footnote 74 to SEC Release No. 34-70073. Fund Services does not claim an exemption under
paragraph (k) of 17 C.F.R. § 240. 15c3-3. The activities of Fund Services are limited to distribution
of private placements of funds managed by its UBS affiliates, primarily its immediate parent and
its sister company.



Ernst & Young LLP
One Manhattan West,
401 Ninth Avenue
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The President and Management of UBS Fund Services (USA) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which UBS Fund Services (USA) LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to the distribution of private placements of funds managed by its UBS affiliates, primarily its immediate parent, UBS Realty Investors, an investment adviser specializing in direct real estate investments, registered with the SEC and its sister company, UBS Farmland Investors LLC, an SEC registered adviser that specializes in agricultural investments, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the President, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022



UBS
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 7100
www.ubs.com

UBS Fund Services (USA) LLC

Exemption Report

December 31, 2021

UBS Fund Services (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the distribution of private placements of funds managed by its UBS affiliates, primarily its immediate parent, UBS Realty Investors, an investment adviser specializing in direct real estate investments, registered with the SEC and its sister company, UBS Farmland Investors LLC, an SEC registered adviser that specializes in agricultural investments, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UBS Fund Services (USA) LLC

I, Earl Lafontant, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FINOP
February 25, 2022